
Mail Stop 3561

October 7, 2010

Via U.S. Mail

Mr. Ki Nam, Chief Executive Officer
T3 Motion, Inc.
2990 Airway Avenue, Suite A
Costa Mesa, California 92626

      Re: **T3 Motion, Inc.**
              Form 10-K for the year ended December 31, 2009
              Filed March 31, 2010
              File No. 333-150888

Dear Mr. Nam:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

1. We note from your disclosures in Note 11 and contained elsewhere in your Form 10-K that you adopted the accounting standard that provides guidance for determining whether an equity-linked financial instrument, or embedded feature, is indexed to an entity's own stock. As a result of the adoption, we note that 4,562,769 of your issued and outstanding common stock purchase warrants and embedded conversion features previously treated as equity pursuant to the derivative treatment exemption were no longer afforded equity treatment and that you recorded a cumulative change in accounting principle. A change in accounting principle that has a material effect on the financial statements should be recognized in the auditor's report pursuant to paragraph 6 of AS 6. In this regard, please provide an auditors' report which complies with the guidance noted above or advise us why recognition of the change in accounting principle is not required in their report.

Statements of Cash Flows, page F-6

2. According to your statements of stockholders' equity, you issued common stock for outside services in the amount of $1,666,206 during fiscal 2009. Please tell us where such amounts have been reflected in your statements of cash flows or if such amounts were not included in your statements of cash flows, please explain why.

3. We note from your supplemental disclosure on cash flow information on page F-7 the issuance of common stock in the amount of $1,536,206 for related party payables during fiscal 2009. It is not clear from your current presentation where such amounts have been reflected in your statements of stockholders' equity. Please advise or revise your statements of stockholders' equity accordingly.

Notes to Consolidated Financial Statements for the years ended December 31, 2009, 2008, and 2007, page F-8
Note 2 – Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-10

4. We note from page 6 that power modules and chargers can be sold separately from the vehicles allowing different pricing models. In this regard, please tell us, and revise the significant accounting policies footnote in future filings to disclose, whether the company has multiple element arrangements in accordance with ASC 605-25. Your response should clearly describe the deliverable components in a sale and how fair value is determined for each deliverable as well as at the point in time revenue is recognized for each deliverable. If you believe you do not have multiple element arrangements, please tell us whether revenue would be recognized on a T3 device prior to the power module or charger being delivered or whether such products are always shipped and delivered as a package. We may have further comment upon receipt of your response.

Concentrations of Credit Risk, page F-9
Cash, page F-9

5. Please clarify for us, and revise future filings to disclose, the statement that the company's cash on deposit in excess of FDIC limits is $2.7 million given that cash at December 31, 2009 on the balance sheet is only $2.5 million.

Note 8 – Related Party Notes Payable, page F-17

6. We note multiple issuances of warrants that were recorded as "debt discounts" after the original debt was issued. Please tell us why you believe it is appropriate to record the fair value of such warrants as discounts to debt rather than accounting for the warrants as separate issuances. Your response should include the authoritative accounting literature that supports the basis for your conclusions. We may have further comment upon receipt of your request.

Immersive Note, page F-16

7. We refer to the third paragraph that describes the December 2008 amendment to the promissory note to Immersive Media Corp. As a result of such amendment, Immersive was granted a conversion option that allowed conversion of the debt to units of T3's equity. Such units are comprised of one share of common stock and a warrant to purchase common stock. Please tell us how you accounted for the conversion option related to such units in your financial statement as of the date of the amendment. Your response should address when such conversion option was exercisable by the lender and whether a beneficial conversion feature resulted at the date of issuance. The units with regard to convertible debentures to Vision on page F-18 should be similarly explained. We may have further comment upon receipt of your response.

Note 9 – Derivative Liabilities, page F-22

8. We note from your disclosure for the year ended December 31, 2009, you recorded other income of $6,184,151 related to the change in fair value of the warrants and embedded conversion options. Please provide us with your calculations for determining the change in fair value of the warrants and embedded conversion options on a quarterly basis, beginning with the quarter ended March 31, 2009 through June 30, 2010. As part of your response, please also include the any significant assumptions made or estimates used by management in determining the fair value of the warrants at each period end. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief